AGENCY AGREEMENT

Effective March 27, 2007

Starfield Resources Inc.
Suite 420 – 625 Howe Street
Vancouver, BC
V6C 2T6

Attention:	André J. Douchane
President and Chief Executive Officer

Re:	Private Placement of Units and Flow-Through Shares

          Westwind Partners (UK) Limited and Westwind Partners Inc. (the "Agents") understand that Starfield Resources Inc. (the "Corporation" or "Starfield") proposes to issue and sell, by way of private placement, (i) up to 25,000,000 units of the Corporation ("Units") at a price of $0.24 per Unit, and (ii) up to 21,428,571 common shares of the Corporation issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) ("Flow-Through Shares") at a price of $0.28 per Flow-Through Share, for aggregate gross proceeds of up to $12,000,000 (the "Offering"). Each Unit is comprised of one common share (a "Common Share") of the Corporation and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $0.30 per Common Share on or before the date which is 24 months following the Closing Date (defined herein). In the event that the Common Shares trade at a closing price on the Exchange (defined herein) of greater than $0.375 per Common Share, for a period of 20 consecutive trading days at any time after four months and one day after the Closing Date, the Corporation may accelerate the expiry date of the Warrants by giving notice to the holders thereof, and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Corporation.

          The Corporation hereby grants to the Agents an option (the "Agents’ Option") to offer for sale, at the Agents’ election, up to an additional 11,071,428 Flow Through Shares and 12,916,666 Units, collectively not to exceed an aggregate principal amount of $3,100,000 (the "Option Securities"), on the same terms as the Offering, exercisable no later than 7:30 p.m. (Toronto Time) on the second business day prior to the Closing Date. In the event and to the extent that the Agents exercise the Agents’ Option, subject to the terms and conditions hereof, the Corporation hereby agrees to issue and sell such number of Option Securities as to which the Agents’ Option shall have been exercised.

          The Units, Flow-Through Shares and the Option Securities offered hereby are collectively referred to as the "Offered Securities".

          Subject to the terms and conditions hereof, the Agents agree to act as, and the Corporation appoints the Agents as, the sole and exclusive Agents of the Corporation to offer, on a "best efforts" basis, the Offered Securities for sale to the public in the Selling Jurisdictions (defined herein). The Corporation acknowledges and agrees that the Agents may, but are not obligated to, purchase any of the Offered Securities as principal.

          The Offered Securities may be issued and sold pursuant to exemptions under Applicable Securities Laws (defined herein) in the Selling Jurisdictions (other than in the United States) and the Units may be issued and sold to Accredited Investors (defined herein) and Qualified Institutional Buyers (defined herein) in the United States in accordance with the provisions hereof. With respect to Units to be sold in the United States pursuant to Rule 144A (defined herein), the U.S. Agent will purchase such Units from the Corporation for resale in compliance with Rule 144A.

          In connection with the Offering, the Agents shall be entitled to retain as sub-agent other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Offered Securities from Subscribers (defined herein) from other registered dealers. Any fees payable to such sub-agent shall be for the account of the Agents. The Agents shall, however, be under no obligation to engage any sub-agent.

          In consideration for its services hereunder, the Agents shall be entitled to the fee and Broker Warrants (defined herein) provided for in Section 9, which fee shall be payable from the proceeds of the sale of the Offered Securities hereunder at the time specified in Section 9. For greater certainty, the services provided by the Agents in connection herewith will not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

          The following are the further terms and conditions of this Agreement:

1.	Definitions

          As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

(a)

"Accredited Investors" means institutions or other persons that are "accredited investors" that satisfy one or more of the criteria set forth in Rules 501(a)(1), (a)(2), (a)(3), (a)(4), (a)(5), (a)(6) or (a)(7) of Regulation D;

(b)	"affiliate" has the meaning ascribed thereto in the BCCA and for the purposes of Section 29 of this Agreement, shall have the meaning ascribed to it in Rule 405 under the U.S. Securities Act;

(c)	"Agents' counsel" means Blake, Cassels & Graydon LLP or such other legal counsel as the Agents, with the consent of the Corporation, may appoint;

(d)

"Agreement" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "hereto", "herein", and "hereby" refer to this Agreement as the context requires;

(e)	"American Depositary Share" means shares traded in U.S. capital markets representing claims to shares of foreign companies;

(f)

"Applicable Securities Laws" includes, collectively and without limitation, all applicable securities laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies in the Selling Jurisdictions;

(g)	"BCCA" means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

(h)	"Broker Shares" means the Common Shares issuable to the Agents upon the due exercise of the Broker Warrants;

(i)

"Broker Warrant Certificates" means the certificates representing the Broker Warrants held by the Agents, which certificates shall govern the terms and conditions of the Broker Warrants and shall be substantially in the form attached as Schedule “C” hereto;

(j)

"Broker Warrants" means the non-transferable compensation warrants to be issued to the Agents as provided for in Section 9(b), each Broker Warrant entitling the holder thereof to acquire one Broker Share at a price of $0.24 per share at any time on or before the date which is 24 months following the Closing Date, all pursuant to the Broker Warrant Certificates;

(k)	"business day" means a day which is not a Saturday or Sunday or a legal holiday in the City of Toronto, Ontario or London, England;

(l)

"Canadian Exploration Expense(s)" or "CEE" means Canadian exploration expense described in paragraphs (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any "specified expense" described in paragraph 66(12.6)(b.1) of the Tax Act;

(m)

"Closing Date" means March 27, 2007, or such other date or dates as the Agents and the Corporation may mutually agree upon in writing, provided, however, that no closings shall take place subsequent to May 1, 2007;

(n)	"Closing Time" means 10:00 a.m. (Toronto time) or such other time, on the Closing Date, as the Agents and the Corporation may agree;

(o)

"Commitment Amount" means $0.28 multiplied by the number of Flow- Through Shares subscribed and paid for pursuant to the Offering, including, if applicable, the Flow Through Shares offered pursuant to the Option Securities;

(p)	"Commitment 2006 Amount" shall have the meaning set forth in Section 6(uu);

(q)	"common shares" means the common shares in the capital of the Corporation from time to time and, where the context permits or requires, includes the Common Shares and Flow-Through Shares;

(r)	"Corporation" means Starfield Resources Inc., a corporation duly continued pursuant to the BCCA;

(s)	"Corporation's counsel" means Fasken Martineau DuMoulin LLP or such other legal counsel as the Corporation, with the consent of the Agents, may appoint;

(t)

"Direct Selling Efforts" means "direct selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(u)	"Documents" means, collectively:

	(i)	the Financial Statements;

	(ii)	material change reports of the Corporation filed subsequent to January 1, 2005 up to and including the Closing Date;

	(iii)	press releases of the Corporation filed subsequent to January 1, 2005 up to and including the Closing Date.

(v)

"Due Diligence Session Responses" means the written responses provided by the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session, excluding the portion of such responses which are forward-looking or relate to projections or forecasts;

(w)	"Due Diligence Session" shall have the meaning set forth in Section 2(f) hereof;

(x)	"Exchange" means the TSX Venture Exchange or any successor exchange thereof;

(y)	"Expenditure Period" means the period commencing on the Closing Date and ending on the earlier of:

	(i)	the date on which the Commitment Amount has been fully expended in accordance with the terms of the Flow-Through Subscription Agreements; and

	(ii)	December 31, 2008;

(z)

"Financial Statements" means, collectively, the unaudited comparative financial statements for the nine month period ended November 30, 2006 and the audited comparative financial statements of the Corporation for the year ended February 28, 2006, together with the report of the Corporation’s auditors thereon and notes thereto including, management’s discussion and analysis of the Corporation’s financial condition and results of operations related thereto;

(aa)	"Flow-Through Subscribers" means a person resident in a Selling Jurisdiction who subscribes for Flow-Through Shares;

(bb)	"Flow-Through 2006 Subscribers" shall have the meaning set forth in Section 6(uu);

(cc)

"Flow-Through Subscription 2006 Agreements" means the subscription and renunciation agreements entered into between the Corporation and various subscribers of flow-through shares offered by the Corporation in 2006 in connection with which 11,456,661 flow-through shares were issued by the Corporation in respect of which qualifying expenditures in the amount of $5,387,126.90 are to be expended and renounced by the Corporation not later than December 31, 2007;

(dd)

"Flow-Through Subscription Agreements" means the subscription and renunciation agreements to be entered into at closing between the Corporation and each of the Flow-Through Subscribers setting out the contractual relationship between the Corporation and the Flow-Through Subscribers, in form and substance satisfactory to the Corporation and the Agents;

(ee)	"Foreign Issuer" means foreign issuer as that term is defined in Rule 902 of Regulation S;

(ff)	"General Solicitation or General Advertising" means "general solicitation or general advertising" as used under Rule 502(c) of Regulation D;

(gg)

"Identified Sales" means sales of up to a maximum of $4,000,000, in the aggregate, of Offered Securities which are identified by the Corporation and indicated to the Lead Agent in writing by no later than 12:00 noon (Toronto time) on the second business day prior to the Closing Date;

(hh)	"Investment Company Act" means the United States Investment Company Act of 1940, as amended;

(ii)	"Lead Agent" means Westwind Partners (UK) Limited;

(jj)	"Mineral Claims" means those mineral claims listed in Schedule “D” hereto;

(kk)	"Offshore Transaction" means "offshore transaction" as that term is defined in Regulation S;

(ll)

"Public Record" means all information filed by or on behalf of the Corporation with the Securities Commissions, including, without limitation, the Documents and any other information filed with any Securities Commission in compliance; or intended compliance, with any Applicable Securities Laws;

(mm)	"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A(a)(1);

(nn)

"Qualifying Expenditures" means expenses that are CEE at the date they are incurred to the extent permitted to be renounced to the Flow-Through Subscribers under the Flow-Through Subscription Agreements;

(oo)	"principal business corporation" means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

(pp)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(qq)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(rr)	"Regulations" means the regulations promulgated under the Tax Act from time to time;

(ss)	"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(tt)	"SEC" means the United States Securities and Exchange Commission;

(uu)	"Section 4(2)" means Section 4(2) of the U.S. Securities Act;

(vv)	"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in the Selling Jurisdictions and "Securities Commission" means any one of them;

(ww)	"Selling Dealer Group" means the dealers and brokers, other than the Agents, who participate in the Offering of the Offered Securities pursuant to this Agreement;

(xx)

"Selling Jurisdictions" means all the provinces and territories of Canada, any state of the United States, the United Kingdom and such other foreign jurisdictions as may be agreed by the Lead Agent and the Corporation prior to the Closing Date, as evidenced by the Corporation's acceptance of a Subscription Agreement with respect thereto;

(yy)	"Subscriber" means a Unit Subscriber or Flow-Through Subscriber, as applicable, and "Subscribers" means, collectively, the Unit Subscribers and the Flow-Through Subscribers;

(zz)	"Subscription Agreements" means, collectively, the Unit Share Subscription Agreements and Flow-Through Subscription Agreements;

(aaa)	"Subsidiary" means a subsidiary in respect of the Corporation within the meaning ascribed thereto in the BCCA;

(bbb)	"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Rule 902 of Regulation S;

(ccc)

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(ddd)	"Tax Act" means the Income Tax Act (Canada), together with any and all Regulations, as amended from time to time;

(eee)	"Transfer Agent" means Computershare Trust Company of Canada;

(fff)	"Underlying Shares" means the Common Shares underlying each of the Warrants and Broker Warrants;

(ggg)	"Unit Subscriber" means a person resident in the Selling Jurisdictions who subscribes for Units;

(hhh)

"Unit Subscription Agreements" means the agreements to be entered into at closing between the Corporation and each of the Unit Subscribers setting out the contractual relationship between the Corporation and the Unit Subscribers, in form and substance satisfactory to the Corporation and the Agents;

(iii)	"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(jjj)	"U.S. Agent" means Westwind Partners (U.S.A.) Inc.;

(kkk)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(lll)	"U.S. Person" means a "U.S. Person" as defined under Rule 902(k) of Regulation S;

(mmm)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(nnn)	"Warrant Certificates" means the certificates representing the Warrants which certificates shall govern the terms and conditions of the Warrants;

"misrepresentation", "material change" and "material fact" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions in Canada, "distribution" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions in Canada and "distribute" has a corresponding meaning. In this Agreement, words importing the singular include the plural and words importing gender include all genders.

2.	Corporation's Covenants as to Issuance

The Corporation agrees:

(a)	that the Common Shares and Flow-Through Shares will be duly and validly created and, upon receipt of full payment therefore, issued as fully paid and non- assessable;

(b)

to allot and authorize the issuance of the Warrants and the Broker Warrants and to authorize and reserve for issuance the Underlying Shares and upon the due and proper exercise of the Warrants and Broker Warrants in accordance with their respective terms and upon receipt of payment therefore, the Underlying Shares issued by the Corporation will be validly issued as fully-paid and non-assessable common shares;

(c)

to comply with all covenants of the Corporation set forth in this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates and to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates, including, without limitation, all covenants and agreements of the Corporation relating to or in respect of the incurring and renouncing of Qualifying Expenditures to Flow-Through Subscribers and all reporting obligations relating thereto;

(d)

to deliver to the Agents as many copies of the Documents as the Agents may reasonably request and such delivery shall constitute the Corporation's authorization of the Agents to use the Documents in connection with the offering of the Offered Securities for sale in the Selling Jurisdictions;

(e)

as soon as reasonably possible, and in any event by the Closing Date, to take all such steps as may be necessary to comply with such requirements of Applicable Securities Laws to enable the Offered Securities to be offered for sale and sold on a private placement basis to the public in the Selling Jurisdictions through the Agents or any other investment dealers or brokers duly registered in any of the Selling Jurisdictions by way of the exemptions under Applicable Securities Laws of each of the Selling Jurisdictions as contemplated hereby; and

(f)

prior to the Closing Time and during the period from the effective date hereof until the completion of the distribution of the Offered Securities, to allow the Agents to conduct all due diligence which the Agents may reasonably require in order to fulfill the Agents' obligations as agents, and, without limiting the scope of the due diligence inquiries the Agents may conduct, will provide to the Agents and their counsel and consultants reasonable access to the Corporation's senior management personnel and corporate, financial and other records for the purposes of conducting such due diligence reviews. Without limiting the generality of the foregoing, the Corporation shall make available its directors and senior management to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the "Due Diligence Session"). The Agents shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its best efforts to have its auditors and other professional consultants, if any, provide written responses to such questions in advance of the Due Diligence Session.

3.	Corporation's Covenants as to Changes

The Corporation agrees that:

(a)	during the period commencing with the date hereof until completion of the distribution of the Offered Securities, the Corporation will promptly inform the Agents of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in the assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation;

	(ii)	any change in any material fact contained or referred to in the Public Record;

(iii)

the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to: (A) render any part of the Public Record untrue, false or misleading in a material respect; (B) result in a misrepresentation in any part of the Public Record; or (C) result in any part of the Public Record not complying with Applicable Securities Laws; or

	(iv)	the discovery by the Corporation of any misrepresentation in any part of the Public Record or in any information regarding the Corporation previously provided to the Agents by the Corporation;

provided that if there may be any reasonable doubt as to whether a material change, change in material fact, occurrence or event of the nature referred to in this subsection has occurred, the Corporation shall promptly inform the Agents of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agents as to whether the occurrence is of such nature;

(b)	during the period commencing with the date hereof until the completion of the distribution of the Offered Securities, the Corporation will promptly inform the Agents of the full particulars of:

(i)

any request of any Securities Commission or other securities commission or similar regulatory authority for any amendment to any part of the Public Record or for any additional information which may be material to the distribution of the Offered Securities;

(ii)

the issuance by any Securities Commission or other securities commission or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation

(including the Offered Securities) or of the institution or threat of institution of any proceedings for that purpose; or

(iii)

the receipt by the Corporation of any communication from any Securities Commission or other securities commission or similar regulatory authority, the Exchange or any other competent authority relating to the Public Record or distribution of the Offered Securities;

and except as otherwise agreed by the Agents, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c)

during the period commencing on the date hereof until the completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Agents, for review by the Agents and the Agents' counsel, prior to the publication, filing or issuance thereof:

(i)

any proposed document, including without limitation, any annual information form, material change report, financial statement, business acquisition report or information circular, which is or may be deemed to be part of the Public Record; or

	(ii)	any press release (subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information); and

(d)

during the period commencing on the date hereof until the completion of the distribution of the Offered Securities, the Corporation shall promptly comply, to the reasonable satisfaction of the Agents and the Agents' counsel, with all applicable filing and other requirements under Applicable Securities Laws of the Selling Jurisdictions with respect to any material change, change, occurrence or event of the nature referred to or contemplated in Section 3(a) or Section 3(b) and the Corporation will prepare and file promptly at the Agents' request, acting reasonably, any amendment to any part of the Public Record and take such other steps, which in the Agents' opinion may be necessary or advisable to comply with Applicable Securities Laws, and the Corporation shall consult with the Agents with respect to the form and content of any amendment to any part of the Public Record proposed to be filed by the Corporation and shall provide an opportunity for the prior review and approval thereof by the Agents, acting reasonably, prior to the filing of any such amendment.

4.	Corporation's Other Covenants

The Corporation covenants and agrees that:

(a)

the Corporation shall not take any action that would prevent the Corporation and the Agents from relying on the exemptions from the prospectus requirements of Applicable Securities Laws as contemplated by the Subscription Agreements;

(b)

the Corporation will use the proceeds from the issuance and sale of the Offered Securities for development of exploration assets and general working capital purposes, provided that an amount equal to the Commitment Amount shall be expended on Qualifying Expenditures within the Expenditure Period in accordance with the Flow-Through Subscription Agreements;

(c)	the Corporation will allow the Agents and the Agents' counsel to participate fully in the preparation of the Subscription Agreements;

(d)	the Corporation will make available its senior management persons to meet with potential investors if so requested by the Agents, acting reasonably;

(e)

the Corporation will use its commercial best efforts to obtain all necessary approvals of the Exchange for the listing and posting for trading on the Exchange the Common Shares comprising the Offered Securities and the Underlying Shares, subject only to the filing of required documents which cannot reasonably be filed until after the Closing Time;

(f)

the Corporation shall use its best efforts to maintain its (or any successor’s) status as a reporting issuer not in default of any Applicable Securities Laws until 90 days after the date that is four months and a day after the Closing Date in the Selling Jurisdictions in which it is or in which it becomes a reporting issuer;

(g)

the Corporation will at all times carry on its business in a prudent manner in accordance with applicable law, industry standards and good business practice, and will keep or cause to be kept proper books of accounts in accordance with applicable law;

(h)	the Corporation will file all necessary forms and reports in connection with the issuance of the Offered Securities with the appropriate Securities Commissions and other regulatory authorities;

(i)

the Corporation and the senior members of its management team will not, from the date hereof, until that date that is 120 days following the Closing Date, without the prior written consent of the Lead Agent, such consent not to be unreasonably withheld, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the corporation) other than (i) pursuant to the Offering, including the Agents’ Option; (ii) the issue of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding at the date hereof; (iv) pursuant to the Corporation’s stock option plan; or (v) pursuant to the acquisition of shares or assets of arms length persons which does not result in a change of control.

5.	Agents' Covenants

Each of the Agents covenant and agree with the Corporation (and acknowledge that the Corporation is relying thereon) that it will:

(a)

conduct its activities in connection with the proposed offer and sale of the Offered Securities in compliance with all Applicable Securities Laws, and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities and cause the U.S. Agent to conduct its activities in connection with any sale or resale by it of any Offered Securities in compliance with all Applicable Securities Laws;

(b)

not solicit subscriptions for Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Selling Jurisdictions except in any other jurisdiction in compliance with the applicable laws thereof and provided that the Agents may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is in compliance with applicable securities laws in such jurisdiction and does not: (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities (including the distribution of the Offered Securities); (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction; or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction;

(c)

obtain from each Subscriber an executed Unit Subscription Agreement or Flow- Through Subscription Agreement, as applicable, and all applicable undertakings, questionnaires and other forms required under Applicable Securities Laws and supplied to the Agents by the Corporation for completion in connection with the distribution of the Offered Securities; and

(d)

not advertise the proposed offering or sale of the Offered Securities in printed media of general and regular paid circulation or any similar medium, radio, television or telecommunications, including electronic display, nor provide or make available to prospective purchasers of Offered Securities any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws.

6.	Representations and Warranties of the Corporation

          The Corporation represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that:

(a)

the Corporation has been duly continued and is valid and subsisting under the laws of British Columbia, and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties and assets;

(b)	the Corporation is qualified to carry on business under the laws of each jurisdiction in which it carries on a portion of its business;

(c)

the Corporation does not have any Subsidiaries, the Corporation is not "affiliated" with or a "holding corporation" of any other body corporate (within the meaning of those terms in the BCCA), nor is it a partner of any partnerships or limited partnerships, and the Corporation has no material shareholdings in any other corporation or business organization;

(d)

at the Closing Time, the Flow-Through Shares and Common Shares will be duly and validly created, authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefore, will be issued as fully paid and non- assessable common shares;

(e)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Broker Warrants and the Warrants and to authorize and reserve for issuance the Underlying Shares and upon the due and proper exercise of the Broker Warrants and Warrants in accordance with their respective terms and upon receipt of payment therefore, the Underlying Shares issued by the Corporation will be validly issued as fully-paid and non-assessable Common Shares;

(f)

the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates by the Corporation or any of the transactions contemplated hereby and thereby, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) any term or provision of the articles, by laws or resolutions of the directors (or committee thereof) or shareholders of the Corporation; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound; or (iii) any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation or its properties or assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets (on a combined basis) or would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, the Subscription Agreements, the Broker Warrant Certificates or the Warrant Certificates;

(g)

the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Flow-Through Shares and renounce to the Flow-Through Subscribers Qualifying Expenditures in an amount equal to the Commitment Amount), and this Agreement has been and the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates will be, on the Closing Date, duly authorized, executed and delivered by the Corporation, and this Agreement is, and the Subscription Agreements, Warrant Certificates and Broker Warrant Certificates will on the Closing Date be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to laws relating to creditors'

rights generally and except as rights to indemnity may be limited by applicable law;

(h)	the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(i)

the lease pursuant to which the Corporation occupies any premises is in good standing and in full force and effect, and the Corporation is not in breach of any material covenants, conditions or obligations contained therein;

(j)

the Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of the operations, cash flows and other information purported to be shown therein of the Corporation as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof required to be disclosed in accordance with generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(k)	there has not been any disagreement (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation;

(l)

there are no actions, suits, proceedings or inquiries in existence or, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations, capital or condition (financial or otherwise) of the Corporation or which affects or may affect the distribution of the Offered Securities, Broker Warrants or Underlying Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, the Subscription Agreements, the Warrant Certificates or the Broker Warrant Certificates and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(m)

the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in transfer agency agreements and indemnification provisions in flow-through subscription agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(n)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Documents (other than as have been publicly and generally disclosed), and there has not been any material adverse change in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation since February 28, 2006 and since that date there have been no material facts, transactions, events or occurrences which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation on a consolidated basis which have not been disclosed in the Documents, in the Public Record or in writing to the Agents;

(o)

the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with it that are currently outstanding;

(p)

there are no material contracts or agreements to which the Corporation is a party or by which it is bound, and each of the contracts and agreements disclosed to the Agents in writing constitutes a legally valid and binding agreement of the Corporation enforceable in accordance with their respective terms and, to the knowledge of the Corporation, no party thereto is in default thereunder. For the purposes of this subparagraph, any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation, shall be considered to be material;

(q)

to the knowledge of the Corporation, no other party is in default in the observance or performance of any term or obligation to be performed by it under any contract to which the Corporation is a party or by which either of them is bound which is material to the business of the Corporation and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation;

(r)

the information and statements set forth in the Public Record and the Documents, were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Applicable Securities Laws, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(s)

no officer, director, employee or any other person not dealing at arm's length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation's properties or assets or any revenue or rights attributed thereto;

(t)

except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the business, financial condition, assets, properties, liabilities or operations of the Corporation:

(i)

the Corporation is not in violation of any applicable federal, provincial, territorial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

	(ii)	the Corporation has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)

except as have been disclosed in writing to the Agents, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

	(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

(v)

the Corporation has not failed to report to the proper federal, provincial, territorial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("Government Authority") the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)

the Corporation holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect and the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(u)

the authorized capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preferred and an unlimited number of second preferred shares, of which only 200,849,847 common shares of the Corporation are currently issued and outstanding, each of which shares are validly issued and fully paid and non-assessable;

(v)

no officer or director of the Corporation is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Corporation or business affairs of the Corporation;

(w)

to its knowledge, neither the Corporation or any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(x)

the form and terms of definitive certificates representing the common shares (including the Flow-Through Shares and Common Shares) have been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(y)

no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities (including convertible securities) of the Corporation except: (i) as disclosed in the Financial Statements; (ii) 19,115,000 common shares subject to options granted; up to a number of common shares equal to 10% of the issued and outstanding common shares of the Corporation at any particular time as contemplated by the Corporation’s stock option plan; and (iii) 22,202,000 common shares subject to the exercise of outstanding and unexpired warrants;

(z)

to the knowledge of the Corporation, none of the directors, officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(aa)

the Corporation has duly and on a timely basis filed, in proper form, all tax returns required to be filed by it (other than the tax returns relating to the Corporation’s fiscal year ended February 28, 2006 which is in process and in respect for which no tax is payable by the Corporation) has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and, to the best of the Corporation's knowledge, information and belief, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of any taxes, governmental charges or assessments or any other matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(bb)

all filings made by the Corporation under which the Corporation has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(cc)

no authorization, approval or consent of any court, governmental authority or regulatory agency is required to be obtained by the Corporation in connection with the issuance, sale and delivery of the Offered Securities, except as contemplated hereby;

(dd)

the minute books of the Corporation contain full, true and correct copies of the constating documents of the Corporation and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of the Corporation and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(ee)

in respect of the assets and properties of the Corporation that are operated by it, if any, the Corporation holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets and properties of the Corporation as presently operated;

(ff)

although it does not warrant title, the Corporation does not have reason to believe that the Corporation does not have legal title to the Mineral Claims as regulated by the Nunavut Land Claims Agreement and the Department of Indian Affairs and Northern Development;

(gg)

the Corporation is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a portion of its business which are necessary or desirable to carry on the business of the Corporation as now conducted and as presently proposed to be conducted (except where the failure to so conduct its business or to hold such licences, registrations or qualifications would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Corporation or its properties or assets), all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements currently in force or proposed to be brought into force which the Corporation anticipates the Corporation will be unable to comply with without materially adversely affecting the Corporation;

(hh)

the Corporation made available to N.C. Carter ("Carter"), prior to the issuance of the report dated May 15, 2006 with respect to the estimate of mineral resources at the Corporation’s Ferguson Lake Property (the "Carter Report"), all information requested by Carter, which information did not contain any material misrepresentation. The Corporation has no knowledge of a material adverse change in any relevant information provided to Carter since the date that such information was so provided. The Corporation believes that the Carter Report reasonably presents the indicated and inferred mineral resources at the Ferguson Lake Property;

(ii)

the Corporation is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts that are customary in the business in which it is engaged; to the best of the Corporation's knowledge, all policies of insurance and fidelity or surety bonds insuring the Corporation or its business, assets, employees, officers and directors are in full force and effect, the Corporation is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise) prospects, earnings, business or properties of the Corporation;

(jj)	Computershare Trust Company of Canada, at its principal office in the city of Calgary, Alberta, has been duly appointed registrar and transfer agent of the Common Shares;

(kk)

no Securities Commission, other securities commission or similar regulatory authority, the Exchange or other exchange in Canada, the United States or the United Kingdom has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws;

(ll)	the issued and outstanding common shares are listed and posted for trading on the Exchange, and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(mm)

the Corporation is a "reporting issuer" in the provinces of British Columbia and Alberta and not included as a defaulting issuer in the records of the Northwest Territories securities registry within the meaning of the applicable securities laws in such provinces and territory and is not in default of any material requirement in relation thereto;

(nn)	to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(oo)	the Corporation has full corporate right, power and authority to incur and renounce, to Flow-Through Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(pp)	the Corporation is a “principal business corporation” as defined in subsection 66(15) of the Tax Act;

(qq)

except as a result of any agreement or arrangement respecting the Flow-Through Shares to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions of the Flow-Through Subscription Agreements, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and such Flow-Through Shares will not constitute "prescribed shares" for the purpose of Regulation 6202.1 to the Tax Act;

(rr)	none of the Qualifying Expenditures will be renounced to a trust, corporation or partnership with whom the Corporation has a prohibited relationship as defined in subsection 66(12.671) of the Tax Act;

(ss)

except for the Flow-Through Subscription Agreements, the Flow-Through Subscription 2006 Agreements and this Agreement, the Corporation is not party to any other agreement for the issuance of flow-through shares (as defined in subsection 66(15) of the Tax Act) for which the required expenditures have not been incurred;

(tt)

the Corporation has no reason to believe that it will be unable to incur Qualifying Expenditures during the Expenditure Period in an amount equal to the Commitment Amount, that it will be unable to renounce to the Flow-Through Subscribers effective on or before December 31, 2007 Qualifying Expenditures in an amount equal to the Commitment Amount nor does it expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(uu)

the Corporation has no reason to believe that it will be unable to incur qualifying expenditures in an amount equal to the total subscription proceeds received by the Corporation from flow-through share subscribers who completed, executed and delivered to the Corporation the Flow-Through Subscription 2006 Agreements (the “Flow-through 2006 Subscribers”) (the “Commitment 2006 Amount”), that it will be unable to renounce to the Flow-Through 2006 Subscribers effective on or before December 31, 2007 qualifying expenditures in an amount equal to the Commitment 2006 Amount, nor does it expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(vv)

the Corporation is not a party to any contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of the Corporation other than the Services Agreement among the Corporation, 1726582 Ontario Inc. and André Douchane, a copy of which has been provided to the Agents;

(ww)	the Corporation is not a party to any Swaps;

(xx)	the Corporation does not have in place a shareholder rights protection plan;

(yy)

other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage fees, finder's fees, underwriter's or agent's commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(zz)

except for the 3% net smelter royalty on mineral production, 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment to the Ferguson Lake Syndicate, no person is entitled to royalties or other interests in any revenue of the Corporation whether derived from the utilization of any intellectual or proprietary information or equipment of the Corporation or otherwise;

(aaa)

the written responses given by the Corporation and its directors and officers in the Due Diligence Session held on March 22, 2007 (and any due diligence sessions held subsequent thereto) were true and correct where they relate to matters of fact, and the Corporation and its directors and officers have responded in as thorough and complete a fashion as possible. Where the responses reflect the opinion or view of the Corporation or its directors or officers, such opinions or views were honestly held at the time they were given; and

(bbb)	the representations and warranties made by the Corporation in the Subscription Agreements are, or will be, true and correct as of the date at which they are made.

7.	Conditions

          The obligations of the Agents hereunder shall be conditional upon the Agents receiving, and the Agents shall have the right on the Closing Date on behalf of Subscribers to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Agents receive, on the Closing Date:

(a)

legal opinions of the Corporation's Canadian counsel addressed to the Agents, the Subscribers and the Agents' counsel in form and substance satisfactory to the Agents, acting reasonably, relating to the offering, issuance and sale of the Offered Securities, including, without limitation, the matters set forth in Schedule "A" and as to all other legal matters, including compliance with applicable securities laws of the Selling Jurisdictions in Canada in which Offered Securities were sold, in any way connected with the offering, issuance, sale and delivery of the Offered Securities as the Agents may reasonably request. A title opinion only with respect to the material Mineral Claims numbered F47820, F47821, F47822, F47831, F47832, F47833, F47854, F47855, F47856, F47857, F47858 and F47859, in form and substance satisfactory to the Agent and Agents’ Counsel acting reasonably, of applicable local counsel. It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the jurisdiction of residence of such counsel or Canada and on certificates of officers of the Corporation, the transfer agent of the common shares and the auditors of the Corporation as to relevant matters of fact;

(b)

a certificate of the Corporation dated the Closing Date, addressed to the Agents and the Subscribers and signed on the Corporation's behalf by two senior officers of the Corporation satisfactory to the Agents (unless otherwise agreed to by the Agents), acting reasonably, certifying that:

(i)

the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time, other than those which have been waived in writing by the Agents;

	(ii)	the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time;

(iii)

no event of a nature referred to in Section 12(a), (b) or (d) has occurred or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of Section 12(b) and (d) any requirement of the Agents to make a determination as to whether or not any event or change has, in the Agent's opinion, had or could have the effect specified therein);

(iv)

the Corporation has made and/or obtained, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement, the offering and sale of the Offered Securities and the distribution of the Broker Warrants and the Broker Shares, respectively, and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

	(v)	there have been no material changes to the Due Diligence Session Responses; and

	(vi)	such other matters as may be reasonably requested by the Agents or the Agents' Counsel;

and the Agents shall have no knowledge to the contrary;

(c)	a certificate signed by an executive officer of the Corporation, in form and content satisfactory to the Agents and counsel to the Agents, acting reasonably, certifying with respect to:

(i) the currently effective constating documents of the Corporation;

(ii) the necessary corporate approvals of the Corporation relevant to the Offering;

(iii) the incumbency and signatures of signing persons of authority and officers of the Corporation; and

(iv) with respect to such other matters as the Agents may reasonably request; and

(d)

evidence satisfactory to the Agents that the Corporation has obtained all necessary approvals of the Exchange for the issuance of the Offered Securities, Broker Warrants and Underlying Shares and the listing of the Common Shares comprising the Offered Securities and the Underlying Shares, subject only to the filing of any documents and payment of applicable fees which may be required by the Exchange;

(e)

definitive certificates representing, in the aggregate, all of the Offered Securities (including the Warrant Certificates) subscribed for or purchased, registered in such name or names as the Lead Agent shall notify the Corporation in writing not less than 24 hours prior to the Closing Date, provided such certificates registered in such names may, subject to receipt by the Corporation and the Transfer Agent of a satisfactory indemnity, be delivered in advance of the Closing Date to the Lead Agent or such other parties in such locations as the Lead Agent may direct and the Agents and the Corporation may agree;

(f)

Broker Warrant Certificates representing, in the aggregate, all of the Broker Warrants registered as the Lead Agent shall notify the Corporation in writing not less than 24 hours prior to the Closing Date, provided such certificates registered in such names may, subject to receipt by the Corporation and the Transfer Agent of a satisfactory indemnity, be delivered in advance of the Closing Date to the Lead Agent or such other parties in such locations as the Lead Agent may direct and the Agents and the Corporation may agree;

(g)	executed copies of this Agreement and the Subscription Agreements, each in form and substance reasonably satisfactory to the Lead Agent and the Agents' Counsel;

(h)	such further and other documentation as may be contemplated by this Agreement or that may be reasonably requested by the Agents or the Agents' counsel; and

(i)	the Agents having completed due diligence with respect to the Corporation that is satisfactory to the Agents, acting reasonably.

The foregoing conditions are for the sole benefit of the Agents and may be waived in whole or in part by the Lead Agent, on behalf of the Agents, at any time and, without limitation, the Agents shall have the right, on behalf of potential subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn or rescinded by such persons. If any of the foregoing conditions are not met, the Agents may terminate its obligations under this Agreement without prejudice to any other remedies they may have.

8.	Closing

          The issue and sale of the Offered Securities shall be completed at the Closing Time on the Closing Date at the offices of the Corporation's counsel in Toronto, Ontario or at such other place as the Corporation and the Lead Agent may agree. Subject to the conditions set forth in Section 7, the Agents, on the Closing Date, shall deliver to the Corporation:

(a)

all completed Subscription Agreements (including any applicable documents specifically referred to in the Subscription Agreements), in form and substance reasonably satisfactory to the Agents and the Agents' counsel;

(b)	originally executed copies of all forms required under Applicable Securities Laws from each of the Subscribers; and

(c)

a certified cheque or bank draft payable to the Corporation at par in Toronto, Ontario or effect the wire transfer of funds to the Corporation’s Canadian legal counsel, in trust, in an amount equal to the aggregate of all subscriptions for Offered Securities delivered to and accepted by the Corporation (unless the Agents shall have elected to deduct the fee payable pursuant to Section 9 hereof from the gross subscription proceeds, in which case the amount of such cheque, bank draft or wire transfer shall be net of such amount);

against delivery by the Corporation of:

(d)	the certificates referred to in Section 7(c), to be delivered at the Closing Time;

(e)

a certified cheque or bank draft payable to the Lead Agent at par in Toronto, Ontario in the amount of the fee set forth in Section 9 (unless the Agents shall have elected to deduct such fee from the gross subscription proceeds);

(f)	the Broker Warrant Certificates representing the Broker Warrants as provided in Section 9(b) hereof; and

(g)	such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Agents' counsel.

In the event that there is more than one closing, the conditions to closing shall apply to all of such closings and the documents contemplated by Section 7 and Section 8 to be delivered at the closing shall be delivered at the first closing and at any subsequent closings, to the extent applicable.

The Corporation may not reject any properly completed Subscription Agreement which is in compliance with Applicable Securities Laws, unless: (i) the number of Offered Securities subscribed for or purchased pursuant to all Subscription Agreements tendered by the Agents exceeds the maximum number of Offered Securities to be sold under this Agreement, in which case Subscription Agreements representing an amount in excess thereof shall, in consultation with the Agents, be rejected; or (ii) the acceptance of such Subscription Agreement may breach or violate any Applicable Securities Laws.

9.	Fees

          In consideration for the services of the Agents hereunder, the Corporation agrees to:

(a)

pay to the Agents a fee equal to the amount of: (i) $0.0168 (7%) for each Unit subscribed for (excluding Identified Sales); (ii) $0.0196 (7%) for each Flow- Through Share subscribed for (excluding Identified Sales); and (iii) $0.0084 (3.5%) for each Unit subscribed for by a Subscriber pursuant to an Identified Sale; and (iv) $0.0098 (3.5%) for each Flow-Through Share subscribed for by a Subscriber pursuant to an Identified Sale, and for which the subscription is accepted by the Corporation, which fee shall be payable on the Closing Date provided, however, that no fees shall be payable to the Agents in connection with Option Securities issued to Subscribers in respect of which the aggregate subscription proceeds for all issued Option Securities exceed $3,000,000; and

(b)

issue to the Agents (and/or to sub-agents of the Agents, in the names and denominations directed by the Agents) at the Closing Time executed Broker Warrant Certificates representing an aggregate number of Broker Warrants equal to 7% of the aggregate number of Offered Securities issued to Subscribers; provided, however, that the number of Broker Warrant Certificates issued in respect of Option Securities issued to Subscribers shall not exceed 7% of the number of Option Securities in respect of which the aggregate subscription proceeds equal $3,000,000.

          The foregoing fee in Section 9(a) and expenses in Section 10 may, at the sole option of the Lead Agent, be deducted from the aggregate gross proceeds of the Offered Securities and withheld for the account of the Agents.

          Each of the Agents hereby certifies that it is an "accredited investor" as defined under Applicable Securities Laws and is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person.

10.	Expenses

          Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issue, sale and distribution of the Offered Securities pursuant to the Offering shall be borne by the Corporation, including, without limitation, the costs and expenses of or incidental to the private placement of the Offered Securities, the fees and expenses of the Corporation's counsel and the fees and expenses of agent counsel retained by the Corporation's counsel and Agents' counsel and the fees and expenses of the Corporation's auditors, independent engineers and any filing fees, the fees (to a maximum of $50,000) plus applicable taxes and the disbursements of the Agents' counsel, and the reasonable out-of-pocket expenses of the Agents. All fees and reasonable expenses incurred by the Agents which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefore from the Agents.

11.	Waiver

          The Agents may, in respect of the Corporation, waive in whole or in part any breach of, default under or non compliance with any representation, warranty, covenant, term or condition hereof on the part of the Corporation, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereof or any other breach of, default under or non compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Agents only if the same is in writing.

12.	Termination Events

          Each of the Agents may terminate its obligations hereunder, without any liability on such Agents' part, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a)

any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Securities, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority, and the same has not been rescinded, revoked or withdrawn;

(b)

any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or officers is announced or commenced by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority, or any order is issued under or pursuant to any applicable law or regulatory authority (unless based on the activities or alleged activities of the Agents), or there is any change of law, regulation or policy or the interpretation or administration thereof, which, in the sole opinion of the Agent, acting reasonably, may materially adversely affect the Corporation, the trading in the common shares or the distribution of the Offered Securities, Broker Warrants or Broker Shares;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, terrorism or accident) or major financial occurrence of national or international consequence or any action by government, law or regulation, or any other such occurrence of any nature whatsoever, which, in the sole opinion of the Agent, acting reasonably, materially adversely affects, or involves, or will materially adversely affect or involve, or might materially adversely affect or involve the financial markets or the business, operations or affairs of the Corporation, or the state of the financial markets is such that the Units or the Flow-Through Shares cannot, in the sole opinion of the Agent, be successfully or profitably marketed;

(d)

there should occur any change, event, fact or circumstance (actual, contemplated or threatened) of the nature referred to in Section 3(a) hereof or any development that could result in such a change, event, fact or circumstance, any of which, in the opinion of the Agent, as determined by the Agent in its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations, capital, condition (financial or otherwise), properties, assets, liabilities, obligations or affairs of the Corporation or the market price or value or the marketability of the Units or the Flow-Through Shares;

(e)

the Agent, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or the Subscription Agreements;

(f)

the Agent has become aware, as a result of its due diligence review or otherwise, of any adverse material information, fact or change (determined solely by the Agent, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Agents prior to the date hereof; or

(g)

the Agent shall determine that the responses provided by the Corporation at the Due Diligence Session contained information which would have, in the sole opinion of the Agent, acting reasonably, a material adverse effect on the Corporation or the market price or value of the Offered Securities, in any of such cases, each Agent shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this Agreement and the obligations of any Subscriber under any Subscription Agreement by written notice to that effect given to the Corporation prior to the Closing Date. In the event of any such termination pursuant to the provisions of this Section 12, the Corporation's liabilities to the Agent shall be at an end except for any liability of the Corporation provided for in this Agreement which by its terms survives termination.

13.	Continuation of Termination Right

          Each Agent may exercise any or all of the rights provided for in Section 7, Section 11 or Section 12 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Agent or any inaction by the Agent, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agent related to the offering or continued offering of the Offered Securities. An Agent shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to Section 7, Section 11 or Section 12 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

14.	Exercise of Termination Right

          Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation prior to the Closing Time, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 10, Section 15, Section 16, Section 17, Section 18 or Section 19. The rights of each of the Agents to terminate its obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

15.	Survival

          All representations, warranties, covenants, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Agents for the Offered Securities and shall continue in full force and effect for the benefit of the Agents and the Subscribers regardless of any investigation by or on behalf of the Agents with respect thereto.

16.	Indemnity

          The Corporation (the "Indemnitor") shall indemnify and save harmless each of the Agents and their respective affiliates, shareholders, directors, officers, partners, employees and agents (collectively, the "Indemnified Parties") from and against all actual or threatened claims, demands, actions, suits, investigations and proceedings (collectively, "Proceedings") and all losses (other than loss of profits), costs, expenses, fees, damages, obligations, payments and liabilities (collectively, "Liabilities") (including, without limitation, all statutory duties and obligations, and, subject to Section 18, all amounts paid to investigate, defend and settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way caused by, or arising directly or indirectly from or in consequence of:

(a)

any information or statement contained in any part of the Public Record or in this Agreement or any certificate or other document delivered by or on behalf of the Corporation to the Agents or a Subscriber hereunder which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b)

any misrepresentation or alleged misrepresentation contained in any part of the Public Record or in this Agreement or any certificate or other document delivered by or on behalf of the Corporation to the Agents;

(c)

any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Securities, Broker Warrants or Broker Shares (not based solely upon the activities or the alleged activities of any one of the Agents or Selling Dealer Group members, if any), imposed by any of the Securities Commissions, the Exchange or any other competent authority;

(d)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based solely upon the activities or the alleged activities of any one of the Agents or the Selling Dealer Group members, if any) into the affairs of the Corporation or any of its directors, officers or principal shareholders or relating to or affecting the trading or distribution of the Offered Securities, Broker Warrants and Broker Shares;

(e)

any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement, the Subscription Agreements, the Broker Warrant Certificates, the Warrant Certificates or delivered pursuant thereto or any requirement of Applicable Securities Laws; or

(f)	any misrepresentation contained in the Due Diligence Session Responses (taken as a whole),

provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the negligence, fraud or wilful misconduct of any Indemnified Party (or any of such Indemnified Party's affiliates, shareholders, directors, officers, partners, employees or agents) claiming indemnity, this indemnity shall not apply.

          The Corporation hereby waives its right to recover contribution from the Agents with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Documents or any part of the Public Record; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of: (i) any misrepresentation which is based solely upon information relating solely to the Agents contained in such document and furnished to the Corporation by the Agents expressly for inclusion in such document; or (ii) any failure by the Agents to provide to prospective purchasers of Offered Securities any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Agents to forward to such prospective purchasers.

          The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of the Agents shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by the Agents, the Corporation shall pay the Agents the reasonable costs (including an amount to reimburse the Agents for the time spent by their personnel in connection therewith on a per diem basis and out of pocket expenses) in connection therewith unless such proceedings or investigations shall be brought or initiated as a result of any negligence, fraud or wilful misconduct of the Agents, or any of its affiliates or any member of the Selling Dealer Group.

17.	Notice of Indemnity Claim

          If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation of the nature of such claim and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is satisfactory to the Indemnified Party, acting reasonably, to represent the Indemnified Party in such Proceeding and the

Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence, including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

          In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(a)

the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists or reasonably may exist which makes representation by counsel chosen by the Corporation not advisable (in which case the Corporation shall not have the right to assume the defence of such proceedings on behalf of the Indemnified Person);

(b)	the Indemnitor shall not have undertaken the defence of such proceedings, or indicated its intent to do so, and employed counsel within ten days after notice of commencement of such proceedings; or

(c)	the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding,

in which event the fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) in each jurisdiction for all such Indemnified Parties.

18.	Admission of Liability

          No admission of liability and no settlement of any Proceeding shall be made by the Corporation without the prior written consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability and no settlement of any Proceeding shall be made by an Indemnified Party without the prior written consent of the Corporation and the other Indemnified Parties affected, such consent not to be unreasonably withheld.

19.	Right of Contribution

          In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a)	in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Agents on the other hand from the offering of the Offered Securities; or

(b)

if the allocation provided by Section 19(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 19(a) but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such Liabilities, as well as any other relevant equitable considerations.

           The relative benefits received by the Corporation, on the one hand, and the Agents, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Agents. The relative fault of the Corporation, on the one hand, and of the Agents, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in Section 16 relates to information supplied or which ought to have been supplied by the Corporation or the Agents and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in Section 16.

            The amount paid or payable by the Indemnitor as a result of any Proceedings or Liabilities shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such Liabilities (or Proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

           The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections.

          Any liability of the Agents under this Section 19 shall be limited to an amount equal to the value of the total compensation (cash and securities) provided to the Agents pursuant to Section 9.

          The rights to indemnity and right of contribution provided in the foregoing sections shall be in addition to, and without prejudice to and not in derogation of, any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity. Subject to Section 16, the Indemnitor waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Indemnitor has agreed to indemnify the Indemnified Parties hereunder.

          It is the intention of the Corporation to constitute the Agents as trustees for the Indemnified Parties for the purposes of Section 15, Section 16, Section 17, Section 18 and Section 19 and the Agents shall be entitled, as trustees, to enforce such covenants on behalf of any other Indemnified Parties and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

          If any Proceeding is brought in connection with the transactions contemplated by this Agreement and an Indemnified Party or other representative of the Agents is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the Agents will have the right to employ their own counsel in connection therewith, and the reasonable fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for their directors, officers, employees and agents involved in preparation for and attendance at such Proceeding or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

          The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

20.	Authority to Bind Agents

          The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Agents by the Lead Agent, which shall represent the Agents and which shall have the authority to bind the Agents in respect of all matters hereunder, except in respect of any settlement under Section 16, Section 17, Section 18 or Section 19 or any matter referred to in Section 13 or Section 14. While not affecting the foregoing, the Lead Agent shall consult with the other Agents with respect to any such notice, waiver, extension or communication.

21.	Notices

          Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Starfield Resources Inc.
Suite 420-625 Howe Street
Vancouver, BC
V6C 2T6

- and -

3680 - 130 King Street West
P.O. Box 99
Toronto, ON
M5X 1B1
	Attention:	Mr. André J. Douchane
President and Chief Executive Officer
Telecopy Nos.: 604-608-0344
416-868-1807

and a copy to:

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, ON
M5K 1N6
	Attention:	Craig Brown
Telecopy No.: (416) 364-7813

and, in the case of notice to be given to the Agents, be addressed to:

Westwind Partners (UK) Limited
17 Old Park Lane, 7th Floor.
London, England W1K 1QT
	Attention:	Paul Newman
	Telecopy No.:	+44(0)-20-7290-9708

and a copy to:

Westwind Partners Inc.
70 York Street, 10th Floor
Toronto, ON
	Attention:	Stephen N.S. Keith
Telecopy No.: (416) 815-1808

and a copy to:

Blake, Cassels & Graydon LLP
10 Lloyd’s Avenue, 7th Floor
London, England EC3N 3AX
Attention:	David Glennie
Telecopy No.:	+44 (0)20 7680 4646

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a business day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a business day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

22.	Acknowledgement and Consent

          The Corporation: (i) acknowledges and agrees that each Agent has certain statutory obligations as a registrant under Applicable Securities Laws and has fiduciary relationships with its clients; and (ii) consents to each of the Agents acting hereunder while continuing to act for their clients. To the extent that an Agent’s statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, such Agent shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent the Agents from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as fiduciaries of their clients.

23.	Trust

          The Corporation acknowledges and agrees that it is the intention of the parties hereto and the Corporation hereby constitutes each of the Agents as trustee for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained herein, and the Agents shall be entitled, as trustees, in addition to any rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

24.	Severance

          If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25.	Governing Law

          This Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

26.	Time of the Essence

          Time shall be of the essence of this Agreement.

27.	Counterpart Execution

           This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

28.	Entire Agreement

          It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Agents and the Corporation in respect of the offer for sale by the Corporation of the Offered Securities, including, without limitation, the letter agreement dated February 22, 2007, from Westwind Partners (UK) Limited to the Corporation.

29.	U.S. Securities Matters

(a)

The Corporation and the Agents agree that the Units may be offered within the United States or to, or for the benefit or account of, U.S. Persons by the Agents, or any person acting on their behalf, through the U.S. Agent and sold either (i) by the Agents or the U.S. Agent as principal in accordance with the provisions of Rule 144A and, thereunder, only to persons who are reasonably believed to be Qualified Institutional Buyers and/or (ii) by the Corporation in accordance with Rule 506 of Regulation D and, thereunder, only to institutions that the Agents or the U.S. Agent had a reasonable basis to believe and did believe to be Accredited Investors and, on the date hereof, continue to believe that each such purchaser is an Accredited Investor.

(b)

In connection with the offers and sales in the United States or to, or for the benefit or account of, any U.S. Person, each of the Agents agrees for themselves and for their affiliates not to offer or sell, or to solicit any offer to buy, by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(c)

Each of the Agents agrees that offers to sell, solicitations of offers to buy and sales of Units in the United States or to, or for the benefit or account of, U.S. Persons shall be made only in transactions that are exempt from the registration or qualification requirements of applicable United States state securities ("Blue Sky") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers only by the U.S. Agent or, upon consent of the Corporation, another U.S. registered broker or dealer selected by the Agents, acting as principal, and: (i) in the case of sales by the Agents or the U.S. Agent pursuant to Rule 144A, only to persons who, prior to the sale and delivery of the Units to them, execute and deliver a Subscription Agreement for the Units (United States Qualified Institutional Buyers) in the form agreed upon by the Corporation and the Agents; and (ii) in the case of sales by the Corporation pursuant to Rule 506 of Regulation D and Section 4(2), only to persons who, prior to the sale and delivery of the Units to them, execute and deliver a Subscription Agreement for Units (United States -Accredited Investors) in the form agreed upon by the Corporation and the Agents. With respect to Units to be sold in the United States pursuant to Rule 144A, the Agents or the U.S. Agent will purchase such Units from the Corporation for resale to Qualified Institutional Buyers in compliance with Rule 144A under the terms set forth in the form of Subscription Agreement for Units (United States Qualified Institutional Buyers).

(d)

The Corporation represents that it is and as of the date of issuance of the Units will be a Foreign Issuer and that as of the date hereof there is and as of the date of issuance of the Units there will be no Substantial U.S. Market Interest in the Units or its Common Shares.

(e)	The Corporation represents and agrees that, as of the date hereof and as at the date of issuance of the Units:

	(i)	the Units have not been or will not be,

	(ii)	no securities of the same class as the Units are or will be, and

	(iii)	no American Depositary Shares representing any securities of the same class as the Units is or will be,

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in Rule 144A under the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

(f)

The Corporation represents that it is not, and as a result of the sale of the Units as contemplated hereby, will not be, an open-end investment company, a unit investment trust or a face-amount certificate company registered or required to be registered or a closed-end investment company required to be registered, but not registered, under the provisions of the Investment Company Act.

(g)

The Corporation agrees that, for so long as any of the Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and the Corporation is not subject to Section 13 or Section 15(d) of the U.S. Exchange Act, or the information furnishing requirements of Rule 12g 3- 2(b) under the U.S. Exchange Act, or if subject to such reporting requirements and the Corporation fails to comply therewith, it will, unless the Units may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Units, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by

Rule 144A(d)(4) so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A.

(h)

The Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Agents and the U.S. Agent or any person acting on their behalf as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

(i)

has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions afforded by Rule 144A or Rule 506 of Regulation D or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Units pursuant to this Agreement; or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

(ii)

in connection with the offer or sale of the Units has engaged or will engage in any General Solicitation or General Advertising in the United States or in any manner involving a public offering within the meaning of Section 4(2); and

(iii)

within the six month period prior to the date hereof has offered or sold any Units or other securities of the Corporation other than offers and sales outside the United States pursuant to, and in accordance with, Regulation S.

(i)

The Corporation will not sell, offer for sale or solicit any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemptions from registration set forth in Rule 144A or Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units.

(j)

None of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(k)	Each of the Agents covenants and agrees with the Corporation that it will:

(i)

offer the Units in the United States only through the U.S. Agent, which (a) is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offer was made (unless exempted from the respective state’s broker-dealer registration requirements), (b) is a member in good standing with the National Association of Securities Dealers, Inc., which will be bound by the provisions of this Agreement, and (c) will otherwise comply with applicable U.S. state and federal laws governing the registration and conduct of broker-dealers;

(ii) not make any other contractual arrangements for the distribution of the Units in the United States without the prior consent of the Corporation;

(iii)

obtain from each Common Share Subscriber an executed Common Share Subscription Agreement and deliver such Common Share Subscription Agreements to the Corporation (A) in the case of sales by the Agents or Agent Affiliate pursuant to Rule 144A, a Subscription Agreement for Units (United States-Qualified Institutional Buyers), which Subscription Agreement shall contain representations and warranties to the Corporation that are customary for private placements in the United States to “qualified institutional buyers” as defined in Rune 144A under the U.S. Securities Act, and will deliver such Subscription Agreement to the Corporation prior to the Closing Date, and (B) in the case of sales by the Corporation pursuant to Rule 506 of Regulation D, a Subscription Agreement for Units (United States-Accredited Investors), which Subscription Agreement shall contain representations and warranties to the Corporation that are customary for private placements in the United States to Accredited Investors, and will deliver such Subscription Agreements to the Corporation prior to the Closing Date, in each case in the form agreed upon by the parties; and

	(iv)	deliver such other documents with respect to the issue of the Units as may be required by the Exchange or by Applicable Securities Laws of the Selling Jurisdictions.

(l)

Neither the Corporation nor the Agents or any person acting on their behalf will, directly or indirectly, take any action that would cause the exemption from registration set forth in Section 3(a)(9) of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Units.

(m)	At least one business day prior to the Closing Date the U.S. Agent shall cause the Agent Affiliate to provide the Corporation with a list of all purchasers of Units in the United States.

(n)

At closing, the Lead Agent, together with the U.S. Agent, who has offered and sold Units in the United States, will provide a certificate to the Corporation, substantially in the form of Schedule "B" hereto.

30.	Currency

          Unless otherwise indicated, all references herein to "$" or "dollars" are to Canadian dollars.

          If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated.

WESTWIND PARTNERS (U.K.)
LIMITED

Per:	(signed) “Paul A. Newman” .

WESTWIND PARTNERS INC.

Per:	(signed) “Nick Pocrnic” .

ACCEPTED AND AGREED to effective as of the 27th day of March, 2007.

STARFIELD RESOURCES INC.

Per:	(signed) “David R. Lewis”

SCHEDULE "A"

The Corporation has been duly continued under the laws of the province of British Columbia, is a valid and subsisting corporation under the laws of the province of British Columbia, and has all requisite corporate power and capacity to carry on its business as now conducted by it and to own its properties and assets, and is qualified to carry on business in all jurisdictions in which it carries on its business.

The Corporation has full corporate power and authority to enter into the Agency Agreement and the Subscription Agreements and to perform its obligations set out therein, and each of the Agency Agreement and the Subscription Agreements have been duly authorized, executed and delivered by the Corporation and constitutes legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable laws.

The execution and delivery of the Agency Agreement and the Subscription Agreements, and the fulfillment of the terms thereof by the Corporation, and the performance of and compliance with the terms of the Agency Agreement and the Subscription Agreements by the Corporation, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

(i) any applicable laws;

(ii) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation, or any resolutions of the shareholders or directors (or any committee thereof) of the Corporation;

(iii) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or

(iv) any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or its properties or assets.

The Flow-Through Shares and Common Shares have been validly issued as fully paid and non-assessable common shares.

All necessary corporate action has been taken by the Corporation to allot and authorize the issuance of the Warrants and the Broker Warrants and to authorize and reserve for issuance the Underlying Shares, and upon the due and proper exercise of the Warrants and Broker Warrants in accordance with their respective terms and upon receipt of payment therefore, the Underlying Shares issued by the Corporation will be validly issued as fully-paid and non-assessable common shares.

The Corporation is a "reporting issuer" or has equivalent status not in default of any requirement of the Securities Act (Alberta), the Securities Act (British Columbia) and the Securities Act

(Northwest Territories) and is not included in a list of defaulting reporting issuers maintained pursuant to the applicable securities legislation of such provinces and territory.

All Applicable Securities Laws of the Selling Jurisdictions in Canada and other laws applicable to the Corporation in connection with the creation, offering, issuance and sale of the Offered Securities have been complied with by the Corporation, including the distribution of Offered Securities in each of the Selling Jurisdictions in Canada, assuming distribution by registrants who comply with the relevant provisions of Applicable Securities Laws.

Notice of the issuance of the Offered Securities has been accepted by the Exchange and the Offered Securities have been conditionally approved for listing upon the Exchange subject to any applicable filing requirements.

The first trade in Offered Securities will, pursuant to National Instrument 45-102, not be subject to resale restrictions four months and a day following the distribution date in the Selling Jurisdictions in Canada, subject to the other conditions prescribed therein.

Computershare Trust Company of Canada has been duly appointed by the Corporation as the transfer agent and registrar for the common shares.

The form and terms of the definitive certificates representing the Common Shares and Flow-Through Shares have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements relating thereto, including the requirements of the Exchange.

The Flow-Through Shares are "flow-through shares" as defined in subsection 66(15) of the Tax Act and the Flow-Through Shares do not constitute "prescribed shares" for the purpose of section 6202.1 of the Regulations to the Tax Act.

The authorized and issued capital of the Corporation.

As to all other legal matters, including compliance with Applicable Securities Laws in the Selling Jurisdictions, in any way connected with the creation, issuance, sale and delivery of the Offered Securities, as the Agents or Agents' counsel may reasonably request.

SCHEDULE "B"

AGENTS' CERTIFICATE

In connection with the offer and sale of Units of Starfield Resources Inc. (the "Corporation") to one or more U.S. investors (the "U.S. Purchasers"), the undersigned, Westwind Partners (UK) Limited (the "Lead Agent") referred to in the agency agreement dated effective as of March , _______ 2007 between the Corporation and the Lead Agent (the "Agency Agreement") and Westwind Partners (U.S.A.) Inc., in its capacity as placement agent in the United States (the "U.S. Placement Agent"), do hereby certify that:

1.

the U.S. Placement Agent is a duly registered broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer requirements), is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. state and federal laws governing the registration and conduct of broker-dealers;

2.

all the Units offered in the United States or to, or for the benefit or account of a U.S. Person were sold either (a) by the Corporation to "accredited investors" satisfying one or more of the criteria set forth in Rule 501(a)(1),(a)(2),(a)(3),(a)(4),(a)(5),(a)(6) or (a)(7) of the U.S. Securities Act ("Accredited Investors"), or (b) by the Agent or the U.S. Placement Agent to "qualified institutional buyers" as defined in Rule 144A under the

U.S. Securities Act;

3.	the Agents and the U.S. Placement Agent conducted the offering of the Units in the United States in accordance with the Agency Agreement, including Section 29 thereof and this certificate;

4.

no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, our affiliates or any person acting on our behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to U.S. Purchasers;

6.

prior to any sale of Units in the United States by the Corporation, we caused each U.S. Purchaser that was an Accredited Investor to sign a Subscription Agreement for Common Shares (United States - Accredited Investors), which Subscription Agreement contained representations and warranties to the Corporation that are customary for private placements in the United States to Accredited Investors, and have or will deliver such Subscription Agreements to the Corporation prior to the Closing Date; and prior to any sale of Units in the United States by the Agent or the U.S. Affiliate, we caused each U.S. Purchaser that was a qualified institutional buyer to sign a Subscription Agreement for Common Shares (United States - Qualified Institutional Buyers), which Subscription Agreement contained representations and warranties to the Corporation that are customary for private placements in the United States to “qualified institutional buyers”

as defined in Rule 144A under the U.S. Securities Act, and have or will deliver such Subscription Agreements to the Corporation prior to the Closing Date; and

7.	we, nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated: March ____________, 2007

WESTWIND PARTNERS (UK) LIMITED

By:
Name:
Title:

WESTWIND PARTNERS (U.S.A.) INC.

By:
Name:
Title:

SCHEDULE “C”

Form of Broker Warrant Certificate

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 28, 2007 WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE, AND ANY UNDERLYING LISTED SHARES, MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 28, 2007.

THE SECURITIES REPRESENTED HEREBY WILL BE VOID AFTER THE TIME OF EXPIRY AS DESCRIBED HEREIN. DO NOT DESTROY THIS CERTIFICATE.

BROKER WARRANT CERTIFICATE

REPRESENTING AN OPTION
TO PURCHASE COMMON SHARES OF

          THIS CERTIFIES that, for value received, WESTWIND PARTNERS INC. ("Westwind" or the "Holder") is the registered holder of an option (the "Agent's Option") to acquire the number of fully paid and non-assessable common shares ("Shares") of Starfield Resources Inc. (the "Corporation"), subject to the terms and conditions set forth in this certificate or by a replacement certificate (in either case this "Option Certificate"). This Agent's Option shall entitle the Holder to subscribe for and purchase up to 4,062, 499 Shares at any time commencing on the date hereof and continuing up to 5:00 p.m. (Toronto time) on the day that is 24 months after the date hereof (the "Time of Expiry"), upon payment of $0.24 per Share (the "Exercise Price"), subject to the adjustment of the Time of Expiry as described in section 2 herein. The number of Shares which the Holder is entitled to acquire upon exercise of the Agent's Option is subject to adjustment as hereinafter provided.

          This Agent's Option is being issued as partial compensation to the Holder for its services in connection with the issue and sale of Units and flow-through shares of the Corporation pursuant to an agency agreement dated March 27, 2007 among the Corporation, the Holder and Westwind Partners (UK) Limited (the "Agency Agreement").

Section 1	Exercise of Agent's Option

1. Election to Purchase. The rights evidenced by this certificate may be exercised by the Holder in whole or in part and in accordance with the provisions hereof by delivery of an election to exercise substantially in the form attached hereto as Exhibit "1" (the "Election to Exercise"), properly completed and executed, together with payment of the Exercise Price for the number of Shares specified in the Election to Exercise at the office of the Corporation at Suite 420, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 or such other address in Canada as may be specified in writing by the Corporation. In the event that the rights evidenced by this certificate are exercised in part, the Corporation will, contemporaneously with the issuance of the Shares issuable on the portion of the Agent's Option so exercised, issue to the Holder a replacement certificate representing the unexercised balance of the Agent's Option.

2. Exercise. The Corporation will, on the date it receives a duly executed Election to Exercise and the Exercise Price for the number of Shares specified in the Election to Exercise (the "Exercise Date"), issue that number of Shares specified in the Election to Exercise, which Shares shall be issued as fully paid and non-assessable Shares of the Corporation.

3. Certificate. As promptly as practicable after the Exercise Date and, in any event, within five business days of receipt of the Election to Exercise, the Corporation shall issue and deliver to the Holder, registered in such name or names as the Holder may direct or if no such direction has been given, in the name of the Holder, certificate(s) for the number of Shares specified in the Election to Exercise. To the extent permitted by law, such exercise shall be deemed to have been effected as of the close of business on the Exercise Date, and at such time the rights of the Holder with respect to the number of Shares in respect of which the Agent's Option has been exercised shall cease, and the person or persons in whose name or names any certificate(s) for Shares shall then be issuable upon such exercise shall be deemed to have become the holder or holders of record of the securities represented thereby.

Section 2	Accelerated Expiry of the Agent’s Option

1. Adjustment to the Time of Expiry. The Time of Expiry shall be subject to adjustment in the events and in the manner provided as follows.

(a)

If at any time after the date that is four months and one day after the issuance of this Option Certificate the Shares trade with a closing price on the TSX Venture Exchange (or such other stock exchange which constitutes the principal trading market (by volume) for the Shares during the relevant twenty consecutive trading days) of greater than $0.375 (the “Acceleration Hurdle Amount”), then the Corporation shall have the right, exercisable at any one time and only exercisable once, (the “Acceleration Right”), to reduce the period within which the Agent’s Option may be exercised by changing the Time of Expiry such that the Holder will be entitled to exercise any or all of the Agent’s Option only for a period (the “Accelerated Exercise Period”) of 30 days commencing on the day following the date on which the Corporation provides notice to the Holder of the commencement of the Accelerated Exercise Period.

(b)

Notice of the exercise of the Acceleration Right by the Corporation (the “Notice of Exercise of Acceleration Right”) shall be made in writing by the Corporation to the Holder and the Corporation shall also issue a news release using its usual method of generally disclosing material information. The Notice of the Exercise of the Acceleration Right and the press release shall announce: (i) the exercise of the Acceleration Right, (ii) the period of time over which the Acceleration Right was triggered; (iii) the Accelerated Exercise Period; and (iv) the last day of the

Accelerated Exercise Period. The Holder will be deemed to have received the Notice of the Exercise of the Acceleration Right on the date the press release announcing the exercise of the Acceleration Right was issued by the Corporation.

Section 3	Anti-Dilution Protection

1. Definitions. For the purposes of this section 3, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below will have the respective meanings specified therefor in this subsection:

(a)	"Adjustment Period" means the period commencing on March 27, 2007 and ending at the Time of Expiry;

(b)

"Current Market Price" of the Shares at any date means the price per share equal to the weighted average price at which the Shares have traded on the TSXV or, if the Shares are not then listed on the TSXV, on such other Canadian stock exchange as may be selected by the directors of the Corporation for such purpose or, if the Shares are not then listed on any Canadian stock exchange, in the over- the-counter market, during the period of any twenty consecutive trading days ending not more than three trading days before such date; provided that the weighted average price will be determined by dividing the aggregate sale price of all Shares sold on the said exchange or market, as the case may be, during the said twenty consecutive trading days by the total number of Shares so sold; and provided further that if the Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price will be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;

(c)

"director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever empowered, action by the executive committee of such board; and

(d)	"trading day" with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

2. Adjustments. The number of Shares which the Holder shall be entitled to receive pursuant to this Agent's Option (the "Share Rate") shall be subject to adjustment from time to time in the events and in the manner provided as follows.

(a)	If at any time during the Adjustment Period the Corporation:

	(i)	fixes a record date for the issue of, or issues, Shares to the holders of all or substantially all of the outstanding Shares by way of a stock dividend;

(ii)

fixes a record date for the distribution to, or makes a distribution to, the holders of all or substantially all of the Shares payable in Shares or securities exchangeable for or convertible into Shares;

	(iii)	subdivides the outstanding Shares into a greater number of Shares; or

	(iv)	consolidates the outstanding Shares into a lesser number of Shares;

(any of such events in subclauses (i), (ii), (iii) and (iv) above being herein called a "Common Share Reorganization"), the Share Rate shall be adjusted on the earlier of the record date on which holders of Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Share Rate in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

		A.	the denominator of which will be the number of Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

B.

the numerator of which will be the number of Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Shares the number of Shares that would be outstanding had such securities all been exchanged for or converted into Shares on such date).

To the extent that any adjustment in the Share Rate occurs pursuant to this clause 3(2)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Shares, such Share Rate will be readjusted immediately after the expiry of any relevant exchange or conversion right to the Share Rate which would then be in effect based upon the number of Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

(b)

If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of the outstanding Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Shares or securities exchangeable for or convertible into Shares at a price per share (or in the case of securities exchangeable for or convertible into Shares at an exchange or conversion price per share at the date of issue of such securities) of less than 95% of the Current Market Price of the Shares on such record date (any of such events being herein called a "Rights Offering"), the Share Rate will be adjusted effective immediately after the record date for the Rights Offering to the amount determined by multiplying the Share Rate in effect on such record date by a fraction:

	(i)	the denominator of which will be the aggregate of

		A.	the number of Shares outstanding on the record date for the Rights Offering; and

	B.	the quotient determined by dividing

I.

either (a) the product of the number of Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

		II.	the Current Market Price of the Shares as of the record date for the Rights Offering; and

(ii)

the numerator of which will be the aggregate of the number of Shares outstanding on such record date and the number of Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Shares the number of Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this clause 3(2)(b), there is more than one purchase, conversion or exchange price per Share, the aggregate price of the total number of additional Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, will be calculated for purposes of the adjustment on the basis of the weighted average purchase, conversion or exchange price per Share, as the case may be. Any Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Share Rate occurs pursuant to this clause 3(2)(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 3(2)(b), the Share Rate will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Share Rate which would then be in effect based upon the number of Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

(c)	If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of the Shares of:

	(i)	shares of the Corporation of any class other than Shares;

(ii)

rights, options or warrants to acquire Shares or securities exchangeable for or convertible into Shares (other than rights, options or warrants pursuant to which holders of Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Shares at a price per share (or in the case of securities exchangeable for or convertible into Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Shares on such record date);

(iii)	evidences of indebtedness of the Corporation; or

(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Share Rate will be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Share Rate in effect on the record date for the Special Distribution by a fraction:

A.	the numerator of which will be the aggregate of

	I.	the product of the number of Shares outstanding on such record date and the Current Market Price of the Shares on such record date, and

II.

the aggregate fair value, as determined by the directors of the Corporation, to the holders of the Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

B.	the denominator of which will be the product obtained by multiplying the number of Shares outstanding on such record date by the Current Market Price of the Shares on such record date.

Any Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Share Rate occurs pursuant to this clause 3(2)(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Shares or securities exchangeable for or convertible into Shares referred to in this clause 3(2)(c), the Share Rate will be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Shares issued and remaining issuable immediately after such expiry, and will be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there occurs:

(i)

a reclassification or redesignation of the Shares, any change of the Shares into other shares or securities or any other capital reorganization involving the Shares other than a Common Share Reorganization;

(ii)

a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate which results in a reclassification or redesignation of the Shares or a change or exchange of the Shares into other shares or securities; or

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being herein called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Holder will be entitled to receive, and shall accept, upon exercise of the Agent's Option, in lieu of the number of Shares which the Holder shall be entitled to receive pursuant to this Agent's Option, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Shares which the Holder shall be entitled to receive pursuant to this Agent's Option. If necessary, as a result of any Capital Reorganization, appropriate adjustments will be made in the application of the provisions of this Option Certificate with respect to the rights and interest thereafter of the Holder to the end that the provisions of this Option Certificate will thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Agent's Option.

3. Rules. The following rules and procedures will be applicable to adjustments made pursuant to subsection 3(2) of this Option Certificate.

(a)	Subject to the following provisions of this subsection 3(3), any adjustment made pursuant to subsection 3(2) hereof will be made successively whenever an event referred to therein will occur.

(b)

No adjustment will be made in the Share Rate unless it would result in a change of at least one percent in the prevailing Share Rate; provided, however, that any adjustments which except for the provisions of this clause 3(3)(b) would otherwise have been required to be made will be carried forward and taken into account in any subsequent adjustment.

(c)

If at any time during the Adjustment Period the Corporation will take any action affecting the Shares, other than an action or an event described in subsection 3(2) hereof, which in the opinion of the directors would have a material adverse effect upon the rights of the Holder under this Option Certificate, the Exercise Price and/or the number of Shares purchasable under the Option Certificate will be adjusted in such manner and at such time as the directors may determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Shares will be deemed to be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(d)

No adjustment in the number or kind of securities purchasable on the exercise of the Agent's Option will be made in respect of any event described in section 3(2) hereof if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Agent's Option prior to or on the record date or effective date, as the case may be, of such event.

(e)

If the Corporation sets a record date to determine holders of Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and will thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Share Rate will be required by reason of the setting of such record date.

(f)

In any case in which this Option Certificate requires that an adjustment become effective immediately after a record date for an event referred to in subsection 3(2) hereof, the Corporation may defer, until the occurrence of such event:

(i)

issuing to the Holder, to the extent that the Agent's Option is exercised after such record date and before the occurrence of such event, the additional Shares issuable upon such exercise by reason of the adjustment required by such event; and

	(ii)	delivering to the Holder any distribution declared with respect to such additional Shares after such record date and before such event;

provided, however, that the Corporation delivers to the Holder an appropriate instrument evidencing the right of the Holder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Share Rate.

(g)

If a dispute arises at any time with respect to any adjustment of the Exercise Price, Share Rate or the number of Shares purchasable pursuant to this Option Certificate, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the directors of the Corporation.

(h)	Adjustments to the Exercise Price, Share Rate or the number of Shares purchasable pursuant to this Option Certificate may be subject to the prior approval of TSXV.

4. Taking of Actions. As a condition precedent to the taking of any action which would require an adjustment pursuant to subsection 3(2) hereof the Corporation will take any action which may, in the opinion of the Corporation's legal counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Shares which the Holder is entitled to receive in accordance with the provisions of this Option Certificate.

5. Notice. At least ten days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Option Certificate, including the Exercise Price and the number of Shares which are purchasable under this Option Certificate, the Corporation will deliver to the Holder, at the Holder's registered address, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this subsection 3(5) has been given is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Holder, at the Holders registered address, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Shares will be open, and that the Corporation will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Option Certificate, during such period.

Section 4	Covenants and Representations

          The Corporation hereby represents and warrants that it is authorized to create and issue the Agent's Option and covenants and agrees that it will cause the Shares and Agent's Option from time to time subscribed for and purchased in the manner provided in this Option Certificate and the certificate representing such Shares to be issued and that, at all times prior to the Time of Expiry, it will reserve and there will remain unissued a sufficient number of Shares to satisfy the right of purchase provided for in this Option Certificate. The Corporation hereby further covenants and agrees that it will at its expense expeditiously use its reasonable commercial efforts to obtain the listing of such Shares (subject to issue or notice of issue) on each stock exchange or over-the-counter market on which the Shares may be listed from time to time. All Shares which are issued upon the exercise of the right of purchase provided in this Option Certificate, upon payment therefor of the Exercise Price, shall be and be deemed to be fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof. The Corporation hereby represents and warrants that this Option Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Option Certificate, subject to the qualification that such enforceability may be subject to: (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

Section 5	Expiry Date.

          The Agent's Option will expire and all rights to purchase Shares hereunder will cease and become null and void at 5:00 p.m. (Toronto time) at and after the Time of Expiry. At and after the Time of Expiry, no Holder of an Option Certificate will have any further rights to acquire Shares and the Agent's Option will be of no value or effect.

Section 6	No Fractional Common Shares

          The Corporation will not be required to issue fractional Shares in satisfaction of its obligations hereunder. If any fractional interest in a Share would be deliverable upon the exercise of the Agent's Option, the Corporation will, in lieu of delivering the fractional Share, satisfy the right to receive such fractional interest by payment to the Holder of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Shares on the date of exercise as calculated in accordance with the provisions of Section 3 hereof.

Section 7	Replacement

          Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Option Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Option Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Option Certificate).

Section 8	Shareholder Status

          The holding of the Agent's Option evidenced by this certificate will not constitute the Holder a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided in this Option Certificate.

Section 9	Successors

          This Option Certificate will enure to the benefit of and will be binding upon the Holder and the Corporation and their respective successors.

Section 10	Governing Law

          This Option Certificate will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(The remainder of this page has been left blank intentionally)

          IN WITNESS WHEREOF the Corporation has caused this Option Certificate to be signed by its duly authorized officer.

          DATED as of the 27th day of March, 2007.

STARFIELD RESOURCES INC.

By:
Authorized Signing Officer

EXHIBIT 1

ELECTION TO EXERCISE

In accordance with the terms described in a broker warrant certificate issued to Westwind Partners Inc. in accordance with an agency agreement between Starfield Resources Inc. and Westwind Partners (UK) Limited and Westwind Partners Inc. dated March 27, 2007, the undersigned hereby irrevocably elects to exercise the Agent's Option to acquire the number of Shares of Starfield Resources Inc. set out below (or other property or securities subject thereto) as set forth below:

(a)	Number of Shares to be Acquired:

(b)	Exercise Price per Share:

(c)	Aggregate Purchase Price [(a) multiplied by (b)]:	$

and hereby tenders a certified cheque, bank draft or cash for such aggregate purchase price, and directs such Shares to be registered and a certificate therefor to be issued as directed below.

DATED this ________________ day of ________________, 200__ .

Per:

Direction as to Registration

Name of Holder:

Address of Holder:

SCHEDULE "D"

Mineral Claims

Active, Pending & Lapsed Mineral Claims within the Starfield sphere of influence from DIAND website -- February 15, 2007

CLAIM NUM	MIN CLAIM CLAIM NAME	MIN CLAIM CLAIM STAT	MIN CLAIM LAPSE DATE	MIN CLAIM RECORD DT	MIN CLAIM ANNIV DT	C OWNERS OWNER NAM1
F47820	FERG 1	ACTIVE		1997-09-22	2007-09-22	Starfield Resources Inc.
F47821	FERG 2	ACTIVE		1997-09-22	2007-09-22	Starfield Resources Inc.
F47822	FERG 3	ACTIVE		1997-09-22	2007-09-22	Starfield Resources Inc.
F47831	FERG #4	ACTIVE		1998-10-15	2008-10-15	Starfield Resources Inc.
F47832	FERG #5	ACTIVE		1998-10-15	2008-10-15	Starfield Resources Inc.
F47833	FERG #6	ACTIVE		1998-10-15	2007-10-15	Starfield Resources Inc.
F47854	FERG 7	ACTIVE		1999-06-25	2009-06-25	Starfield Resources Inc.
F47855	FERG 8	ACTIVE		1999-06-25	2009-06-25	Starfield Resources Inc.
F47856	FERG 9	ACTIVE		1999-06-25	2007-06-25	Starfield Resources Inc.
F47857	FERG 10	ACTIVE		1999-06-25	2009-06-25	Starfield Resources Inc.
F47858	FERG 11	ACTIVE		1999-06-25	2009-06-25	Starfield Resources Inc.
F47859	FERG 12	ACTIVE		1999-06-25	2009-06-25	Starfield Resources Inc.
F47860	JR 1	LAPSED	Mon, 2 Oct 2006 00:00:00	1999-06-25	2006-06-25	Barry, Lawrence
F47861	JR 2	LAPSED	Mon, 26 Sep 2005 00:00:00	1999-06-25	2005-06-25	Barry, Lawrence
F47862	JR 3	LAPSED	Mon, 14 Nov 2005 00:00:00	1999-06-25	2005-06-25	Barry, Lawrence
F67920	FL 19	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67921	FL 20	ACTIVE		1999-11-05	2007-11-05	Starfield Resources Inc.
F67919	FL 18	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67912	FL 11	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67907	FL 6	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67902	FL 1	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67916	FL 15	LAPSED	Mon, 9 Feb 2004 00:00:00	1999-11-05	2003-11-05	Starfield Resources Inc.
F67911	FL 10	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67906	FL 5	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67918	FL 17	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67917	FL 16	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67915	FL 14	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67910	FL 9	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67905	FL 4	LAPSED	Tue, 4 Feb 2003	1999-11-05	2002-11-05	Starfield Resources Inc.

00:00:00
F67913	FL 12	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67914	FL 13	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67908	FL 7	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67909	FL 8	LAPSED	Mon, 4 Feb 2002 00:00:00	1999-11-05	2001-11-05	Barry, Lawrence
F67903	FL 2	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67904	FL 3	LAPSED	Tue, 4 Feb 2003 00:00:00	1999-11-05	2002-11-05	Starfield Resources Inc.
F67284	YL 1	LAPSED	Mon, 18 Nov 2002 00:00:00	2000-08-17	2002-08-17	Barry, Lawrence
F67282	ZAN 1	LAPSED	Mon, 18 Nov 2002 00:00:00	2000-08-17	2002-08-17	Barry, Lawrence
F47839	FL 21	LAPSED	Mon, 6 Feb 2006 00:00:00	1999-11-05	2005-11-05	Starfield Resources Inc.
F47840	FL 22	LAPSED	Mon, 9 Feb 2004 00:00:00	1999-11-05	2003-11-05	Starfield Resources Inc.
F47841	FERG #7	LAPSED	Mon, 17 Jan 2005 00:00:00	2000-10-12	2004-10-12	Starfield Resources Inc.
F47842	FERG #8	LAPSED	Mon, 12 Jan 2004 00:00:00	2000-10-12	2003-10-12	Starfield Resources Inc.
F47847	KAZ 3	ACTIVE		1999-06-25	2009-06-25	Barry, Lawrence
F47846	KAZ 2	ACTIVE		1999-06-25	2009-06-25	Barry, Lawrence
F47853	KAZ 9	LAPSED	Tue, 25 Sep 2001 00:00:00	1999-06-25	2001-06-25	Barry, Lawrence
F47851	KAZ 7	LAPSED	Tue, 25 Sep 2001 00:00:00	1999-06-25	2001-06-25	Barry, Lawrence
F47852	KAZ 8	LAPSED	Tue, 25 Sep 2001 00:00:00	1999-06-25	2001-06-25	Barry, Lawrence
F47843	FL 23	LAPSED	Mon, 30 Aug 2004 00:00:00	2002-05-29	2004-05-29	Starfield Resources Inc.
F47844	FL 24	LAPSED	Mon, 30 Aug 2004 00:00:00	2002-05-29	2004-05-29	Starfield Resources Inc.
F77734	YATH 9	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77729	YATH 6	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77733	YATH 10	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77730	YATH 7	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77728	YATH 5	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77732	YATH 11	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77731	YATH 8	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.

F77727	YATH 4	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77726	YATH 3	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77725	YATH 2	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F77724	YATH 1	LAPSED	Mon, 3 Apr 2006 00:00:00	2003-12-30	2005-12-30	Starfield Resources Inc.
F85438	YATH 12	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85439	YATH 13	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85440	YATH 14	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85446	YATH 20	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85445	YATH 19	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85444	YATH 18	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85443	YATH 17	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85442	YATH 16	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85441	YATH 15	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85452	YATH 26	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85451	YATH 25	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85450	YATH 24	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85449	YATH 23	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85448	YATH 22	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85447	YATH 21	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85458	YATH 32	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85457	YATH 31	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85456	YATH 30	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85455	YATH 29	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85454	YATH 28	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85453	YATH 27	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85461	YATH 35	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85460	YATH 34	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85459	YATH 33	ACTIVE		2005-01-18	2007-01-18	Starfield Resources Inc.
F85429	KAM 50	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85421	KAM 42	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85413	KAM 34	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85405	KAM 26	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85397	KAM 18	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85389	KAM 10	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85382	KAM 3	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85381	KAM 2	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85380	KAM 1	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85388	KAM 9	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85387	KAM 8	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85386	KAM 7	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.
F85385	KAM 6	PENDING		2005-01-18	2007-01-18	Starfield Resources Inc.

F85384	KAM 5	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85383	KAM 4	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85396	KAM 17	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85395	KAM 16	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85394	KAM 15	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85393	KAM 14	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85392	KAM 13	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85391	KAM 12	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85390	KAM 11	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85404	KAM 25	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85403	KAM 24	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85402	KAM 23	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85401	KAM 22	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85400	KAM 21	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85399	KAM 20	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85398	KAM 19	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85412	KAM 33	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85411	KAM 32	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85410	KAM 31	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85409	KAM 30	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85408	KAM 29	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85407	KAM 28	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85406	KAM 27	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85420	KAM 41	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85419	KAM 40	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85418	KAM 39	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85417	KAM 38	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85416	KAM 37	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85415	KAM 36	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85414	KAM 35	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85428	KAM 49	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85427	KAM 48	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85426	KAM 47	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85425	KAM 46	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85424	KAM 45	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85423	KAM 44	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85422	KAM 43	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85437	KAM 58	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85436	KAM 57	PENDING	2005-01-18	2007-01-18	Starfield Resources Inc.
F85435	KAM 56	WITHDRAWN	2005-01-18	2007-01-18	Starfield Resources Inc.
F85434	KAM 55	WITHDRAWN	2005-01-18	2007-01-18	Starfield Resources Inc.
F85433	KAM 54	WITHDRAWN	2005-01-18	2007-01-18	Starfield Resources Inc.
F85432	KAM 53	WITHDRAWN	2005-01-18	2007-01-18	Starfield Resources Inc.
F85431	KAM 52	WITHDRAWN	2005-01-18	2007-01-18	Starfield Resources Inc.

F85462	TYR 1	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85463	TYR 2	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85464	TYR 3	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85465	TYR 4	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85466	TYR 5	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85467	TYR 6	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85468	TYR 7	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85470	TYR 8	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85471	TYR 9	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85472	TYR 10	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85473	TYR 11	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85474	TYR 12	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85475	TYR 13	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85476	TYR 14	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85477	TYR 15	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85478	TYR 16	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85479	TYR 17	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77735	TYR 18	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77736	TYR 19	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77737	TYR 20	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77738	TYR 21	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77739	TYR 22	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77740	TYR 23	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77741	TYR 24	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77742	TYR 25	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77743	TYR 26	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77744	TYR 27	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77745	TYR 28	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77746	TYR 29	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77747	TYR 30	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77748	TYR 31	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77749	TYR 32	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77751	TYR 33	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77750	FL 22	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77752	TYR 34	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F77753	TYR 35	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85480	TYR 36	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85481	TYR 37	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85482	TYR 38	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85483	TYR 39	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85484	TYR 40	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85485	TYR 41	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85486	TYR 42	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85487	TYR 43	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.

F85488	TYR 44	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85489	TYR 45	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85490	TYR 46	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85491	TYR 47	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85492	TYR 48	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85493	TYR 49	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85494	TYR 50	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85495	TYR 51	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85496	TYR 52	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85497	TYR 53	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85498	TYR 54	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85499	TYR 55	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85500	TYR 56	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85501	TYR 57	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85502	TYR 58	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85503	TYR 59	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85504	TYR 60	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85505	TYR 61	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85506	TYR 62	ACTIVE	2005-01-20	2007-01-20	Starfield Resources Inc.
F85616	NUB 37	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85663	NUB 84	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85722	NUB 143	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85721	NUB 142	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85724	NUB 145	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85723	NUB 144	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85720	NUB 141	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85646	NUB 67	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85725	NUB 146	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85644	NUB 65	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85652	NUB 73	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85647	NUB 68	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85654	NUB 75	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85653	NUB 74	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85655	NUB 76	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85645	NUB 66	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85586	NUB 7	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85587	NUB 8	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85585	NUB 6	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85592	NUB 13	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85664	NUB 85	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85597	NUB 18	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85672	NUB 93	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85602	NUB 23	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85680	NUB 101	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.

F85610	NUB 31	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85688	NUB 109	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85615	NUB 36	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85696	NUB 117	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85621	NUB 42	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85704	NUB 125	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85628	NUB 49	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85627	NUB 48	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85712	NUB 133	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85635	NUB 56	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85634	NUB 55	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85642	NUB 63	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85643	NUB 64	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85650	NUB 71	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85651	NUB 72	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85580	NUB 1	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85581	NUB 2	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85582	NUB 3	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85583	NUB 4	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85584	NUB 5	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85591	NUB 12	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85590	NUB 11	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85589	NUB 10	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85588	NUB 9	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85593	NUB 14	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85594	NUB 15	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85595	NUB 16	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85596	NUB 17	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85598	NUB 19	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85599	NUB 20	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85600	NUB 21	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85601	NUB 22	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85603	NUB 24	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85604	NUB 25	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85605	NUB 26	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85606	NUB 27	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85607	NUB 28	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85608	NUB 29	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85609	NUB 30	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85614	NUB 35	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85613	NUB 34	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85612	NUB 33	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85611	NUB 32	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85617	NUB 38	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.

F85618	NUB 39	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85619	NUB 40	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85620	NUB 41	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85625	NUB 46	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85624	NUB 45	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85623	NUB 44	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85622	NUB 43	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85626	NUB 47	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85633	NUB 54	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85632	NUB 53	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85631	NUB 52	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85630	NUB 51	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85629	NUB 50	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85637	NUB 58	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85638	NUB 59	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85639	NUB 60	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85640	NUB 61	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85641	NUB 62	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85648	NUB 69	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85649	NUB 70	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85656	NUB 77	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85657	NUB 78	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85662	NUB 83	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85661	NUB 82	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85660	NUB 81	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85659	NUB 80	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85658	NUB 79	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85665	NUB 86	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85666	NUB 87	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85667	NUB 88	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85668	NUB 89	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85669	NUB 90	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85670	NUB 91	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85671	NUB 92	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85679	NUB 100	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85678	NUB 99	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85677	NUB 98	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85676	NUB 97	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85675	NUB 96	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85674	NUB 95	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85673	NUB 94	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85681	NUB 102	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85682	NUB 103	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85683	NUB 104	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.

F85684	NUB 105	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85685	NUB 106	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85686	NUB 107	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85687	NUB 108	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85695	NUB 116	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85694	NUB 115	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85693	NUB 114	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85692	NUB 113	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85691	NUB 112	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85690	NUB 111	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85689	NUB 110	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85697	NUB 118	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85698	NUB 119	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85699	NUB 120	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85700	NUB 121	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85701	NUB 122	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85702	NUB 123	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85703	NUB 124	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85711	NUB 132	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85710	NUB 131	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85709	NUB 130	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85708	NUB 129	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85707	NUB 128	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85706	NUB 127	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85705	NUB 126	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85713	NUB 134	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85714	NUB 135	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85715	NUB 136	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85716	NUB 137	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85717	NUB 138	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85718	NUB 139	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F79131	NUT 32	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79149	NUT 50	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79167	NUT 68	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79185	NUT 86	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79203	NUT 104	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79221	NUT 122	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79239	NUT 140	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79238	NUT 139	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79220	NUT 121	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79202	NUT 103	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79184	NUT 85	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79166	NUT 67	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79148	NUT 49	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.

F79130	NUT 31	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79129	NUT 30	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79147	NUT 48	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79165	NUT 66	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79183	NUT 84	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79201	NUT 102	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79219	NUT 120	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79237	NUT 138	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79236	NUT 137	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79218	NUT 119	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79200	NUT 101	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79182	NUT 83	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79164	NUT 65	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79146	NUT 47	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79128	NUT 29	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79127	NUT 28	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79145	NUT 46	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79163	NUT 64	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79181	NUT 82	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79199	NUT 100	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79217	NUT 118	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79235	NUT 136	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79106	NUT 7	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79105	NUT 6	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79113	NUT 14	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79112	NUT 13	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79111	NUT 12	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79104	NUT 5	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79103	NUT 4	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79110	NUT 11	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79102	NUT 3	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79101	NUT 2	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79100	NUT 1	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79108	NUT 9	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79107	NUT 8	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79114	NUT 15	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79117	NUT 18	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79115	NUT 16	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79109	NUT 10	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79116	NUT 17	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79118	NUT 19	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79119	NUT 20	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79120	NUT 21	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79132	NUT 33	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.

F79133	NUT 34	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79134	NUT 35	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79135	NUT 36	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79136	NUT 37	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79137	NUT 38	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79121	NUT 22	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79139	NUT 40	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79138	NUT 39	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79122	NUT 23	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79140	NUT 41	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79123	NUT 24	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79141	NUT 42	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79124	NUT 25	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79142	NUT 43	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79156	NUT 57	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79157	NUT 58	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79158	NUT 59	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79159	NUT 60	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79160	NUT 61	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79143	NUT 44	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79161	NUT 62	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79125	NUT 26	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79144	NUT 45	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79126	NUT 27	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79180	NUT 81	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79162	NUT 63	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79198	NUT 99	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79216	NUT 117	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79234	NUT 135	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79252	NUT 153	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79265	NUT 166	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79278	NUT 179	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79291	NUT 192	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79290	NUT 191	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79277	NUT 178	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79289	NUT 190	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79276	NUT 177	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79288	NUT 189	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79275	NUT 176	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79274	NUT 175	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79287	NUT 188	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79273	NUT 174	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79286	NUT 187	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F58738	RG 5	LAPSED	1996-05-01	1998-05-01	Benachee Resources Inc.

F85747	NUT 210	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79299	NUT 200	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85746	NUT 209	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79298	NUT 199	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85745	NUT 208	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85744	NUT 207	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79297	NUT 198	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79296	NUT 197	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85743	NUT 206	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85752	NUT 215	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85753	NUT 216	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85754	NUT 217	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85755	NUT 218	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85756	NUT 219	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85765	NUT 228	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85764	NUT 227	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85763	NUT 226	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85762	NUT 225	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85761	NUT 224	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85760	NUT 223	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85751	NUT 214	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85742	NUT 205	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85741	NUT 204	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85750	NUT 213	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85759	NUT 222	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85758	NUT 221	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85749	NUT 212	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85740	NUT 203	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F85757	NUT 220	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85748	NUT 211	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85739	NUT 202	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79295	NUT 196	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79294	NUT 195	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79293	NUT 194	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79292	NUT 193	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79279	NUT 180	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79280	NUT 181	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79281	NUT 182	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79282	NUT 183	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79283	NUT 184	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79284	NUT 185	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79285	NUT 186	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79272	NUT 173	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79271	NUT 172	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.

F79270	NUT 171	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79269	NUT 170	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79268	NUT 169	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79267	NUT 168	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79266	NUT 167	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79253	NUT 154	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79240	NUT 141	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79254	NUT 155	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79255	NUT 156	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79256	NUT 157	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79241	NUT 142	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79242	NUT 143	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79243	NUT 144	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79257	NUT 158	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79258	NUT 159	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79259	NUT 160	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79260	NUT 161	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79244	NUT 145	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79245	NUT 146	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79246	NUT 147	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79247	NUT 148	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79261	NUT 162	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79262	NUT 163	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79263	NUT 164	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79264	NUT 165	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79251	NUT 152	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79250	NUT 151	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79249	NUT 150	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79248	NUT 149	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79197	NUT 98	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79215	NUT 116	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79233	NUT 134	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79232	NUT 133	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79231	NUT 132	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79230	NUT 131	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79229	NUT 130	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79214	NUT 115	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79213	NUT 114	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79212	NUT 113	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79211	NUT 112	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79196	NUT 97	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79195	NUT 96	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79194	NUT 95	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79179	NUT 80	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.

F79178	NUT 79	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79177	NUT 78	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79176	NUT 77	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79175	NUT 76	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79193	NUT 94	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79228	NUT 129	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79227	NUT 128	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79226	NUT 127	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79225	NUT 126	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79224	NUT 125	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79210	NUT 111	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79209	NUT 110	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79208	NUT 109	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79207	NUT 108	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79206	NUT 107	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79223	NUT 124	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79222	NUT 123	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79205	NUT 106	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79204	NUT 105	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79192	NUT 93	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79174	NUT 75	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79191	NUT 92	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79190	NUT 91	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79189	NUT 90	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79188	NUT 89	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79173	NUT 74	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79172	NUT 73	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79171	NUT 72	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79170	NUT 71	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79155	NUT 56	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79154	NUT 55	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79153	NUT 54	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79152	NUT 53	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79151	NUT 52	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79150	NUT 51	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79169	NUT 70	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79187	NUT 88	ACTIVE	2005-04-19	2007-04-19	Starfield Resources Inc.
F79186	NUT 87	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F79168	NUT 69	WITHDRAWN	2005-04-19	2007-04-19	Starfield Resources Inc.
F85636	NUB 57	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85719	NUB 140	PENDING	2005-04-19	2007-04-19	Starfield Resources Inc.
F85797	HM 32	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85795	HM 30	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85792	HM 27	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.

F85790	HM 25	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85788	HM 23	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85787	HM 22	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85785	HM 20	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85783	HM 18	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85782	HM 17	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85781	HM 16	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85784	HM 19	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85786	HM 21	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85789	HM 24	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85791	HM 26	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85794	HM 29	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85793	HM 28	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85796	HM 31	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85780	HM 15	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85779	HM 14	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85778	HM 13	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85777	HM 12	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85776	HM 11	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85775	HM 10	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85774	HM 9	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85773	HM 8	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85772	HM 7	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85771	HM 6	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85770	HM 5	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85769	HM 4	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85768	HM 3	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85767	HM 2	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.
F85766	HM 1	ACTIVE	2005-11-16	2007-11-16	Starfield Resources Inc.